July 22, 2024

Renee Wilm
Chief Legal Officer
Liberty Media Corp
12300 Liberty Boulevard
Englewood, Colorado 80112

       Re: Liberty Media Corp
           PREM14A
           Filed July 19, 2024
           File No. 001-35707
Dear Renee Wilm:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Brophy Christensen